SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

UBS Juniper Crossover Fund, L.L.C.
(Name of Issuer)

UBS Juniper Crossover Fund, L.L.C.
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

James J. Dwyer, Esq.
UBS Financial Services Inc.
51 West 52nd Street
New York, New York 10019
(212) 882-5000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Stuart H. Coleman, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-5400

February 21, 2007
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $14,000,000 (a)	Amount of Filing Fee: $429.80 (b)

(a)     Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)     Calculated at 0.00307% of the Transaction Valuation.
|X|   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $1,498
Form or Registration No.:     Schedule TO, Registration No. 005-61873
Filing Party:     UBS Juniper Crossover Fund, L.L.C.
Date Filed:      August 23, 2006

Amount Previously Paid:     $2,140
Form or Registration No.:     Schedule TO, Registration No. 005-61873
Filing Party:     UBS Juniper Crossover Fund, L.L.C.
Date Filed:      February 24, 2006

|__|   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|__|   third-party tender offer subject to Rule 14d-1.

|X|    issuer tender offer subject to Rule 13e-4.

|__|   going-private transaction subject to Rule 13e-3.

|__|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |__|

INTRODUCTORY STATEMENT

          This Tender Offer Statement on Schedule TO relates to a tender offer by UBS Juniper Crossover Fund, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), to purchase limited liability company interests (the "Interests"). Subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal (attached as Exhibit (a)(1)(ii) and Exhibit (a)(1)(iii), respectively), the Fund will purchase up to $14,000,000 in Interests (but not more than the "Percentage Cap" described in the Offer to Purchase) that are tendered and not withdrawn prior to 12:00 midnight, New York time, on March 21, 2007, subject to any extensions of the Offer to Purchase. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4 through 9 and 11 of this Schedule TO.

ITEM 3.	Identity and Background of Filing Person.

           (a)      The name of the filing person is UBS Juniper Crossover Fund, L.L.C. The Fund's principal executive office is located at 51 West 52nd Street, New York, New York 10019 and the telephone number is (212) 882-5000. The investment adviser of the Fund is UBS Juniper Management, L.L.C. (the "Adviser"). The principal executive office of the Adviser is located at 51 West 52nd Street, New York, New York 10019 and the telephone number is (212) 882-5000. The managing member of the Adviser is UBS Fund Advisor, L.L.C. (the "Managing Member"). The Fund's Directors are Meyer Feldberg, George W. Gowen and Stephen H. Penman. Their address is c/o UBS Financial Services Inc., attention: UBS Alternative Investments US, at 51 West 52nd Street, New York, New York 10019.

ITEM 10.	Financial Statements.

           (a)   (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to investors pursuant to Rule 30b1-1 under the Investment Company Act of 1940 as amended (the "1940 Act") and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the year ended December 31, 2005, previously filed on Form N-CSR on March 9, 2006; and

Audited financial statements for the year ended December 31, 2006, to be filed on Form N-CSR in March 2007.

                (2)      The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

                (3)     Not Applicable.

                (4)      The Fund does not have shares, and consequently does not have book value per share information.

            (c)      The Fund's assets will be reduced by the amount of the Interests purchased in the tender offer. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares, and consequently does not have earnings or book value per share information.

ITEM 12.	Exhibits.

(a)(1)(i).	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii).	Offer to Purchase.

(a)(1)(iii).	Form of Letter of Transmittal.

(a)(1)(iv).	Form of Notice of Withdrawal of Tender.

(a)(1)(v).	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.

SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UBS JUNIPER CROSSOVER FUND, L.L.C. By: UBS Fund Advisor, L.L.C. Authorized Signatory By: /s/ James J. Dwyer Name: James J. Dwyer, Esq. Title: Authorized Signatory

February 21, 2007

EXHIBIT INDEX

Exhibit

(a)(1)(i).	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii).	Offer to Purchase.

(a)(1)(iii).	Form of Letter of Transmittal.

(a)(1)(iv).	Form of Notice of Withdrawal of Tender.

(a)(1)(v).	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.